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                              April 30, 2024

       Su Hua Tian
       Chief Executive Officer
       Vanjia Corp
       4771 Sweetwater Blvd, #199
       Sugar Land, TX 77479

                                                        Re: Vanjia Corp
                                                            Form 10-K for the
annual period ended December 31, 2023
                                                            Filed March 27,
2024
                                                            File No. 000-55508

       Dear Su Hua Tian:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the annual period ended December 31, 2023

       Exhibits

   1.                                                   Please address the
following with respect to the Company's Exhibits:
                                                            We note that the
signature provided in Exhibit 31.2 does not match the individual   s
                                                            name in the body of
the certification. Please amend your certification to correct this apparent
discrepancy.
                                                            We also note that
the Exhibit 32.1 certification does not appear to include the required signature
or it is unclear whether the appropriate individual has signed the form. Please
confirm if the Company's Chief Financial Officer was serving as both the Company's Chief
Executive Officer and Chief Financial Officer at the time the executive signed
the certifications. If the executive did not serve in both roles, please amend your Exhibit
32.1 certification in accordance with Item 601(b)(31) of
                                                            Regulation S-K.
 Su Hua Tian
Vanjia Corp
April 30, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.



FirstName LastNameSu Hua Tian                             Sincerely,
Comapany NameVanjia Corp
                                                          Division of
Corporation Finance
April 30, 2024 Page 2                                     Office of Real Estate
& Construction
FirstName LastName